Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended
	March 31, 2009	March 31, 2008*
Earnings:
Pre-tax income from continuing operations	$148,524	$10,671
Add:
Interest expense	14,227	15,406
Portion of rent under long-term operating
leases representative of an interest factor	355	115
Amortization of capitalized interest	92	61
Less:
Income from unconsolidated subsidiary	(336)	-
Total earnings available for fixed charges	$162,862	$26,253

Fixed Charges:
Interest expense	$14,227	$15,406
Portion of rent under long-term operating
leases representative of an interest factor	355	115
Capitalized interest	875	369
Total fixed charges	$15,457	$15,890

Ratio of earnings to fixed charges (x times)	10.54	1.65

* The ratio of earning to fixed charges for the three months ended March 31, 2008 is different from previously disclosed amount due to the impact of SFAS No. 161 "Non Controlling Interest in Consolidate Financial Statements- An Amendment to ARB No 51".